Trombly Business Law 1320 Centre Street, Suite 202 Newton, MA 02459 Telephone (617) 243-0060 Facsimile (617) 243-0066

Amy M. Trombly, Esq.	amy@tromblybusinesslaw.com

June 19, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attn:

Gopal R. Dharia

Re:

Walker Financial Corporation

Form 10-KSB/A

File Number: 000-5418

Dear Mr. Dharia:

I am securities counsel for Walker Financial Corporation (the “Company”).  I enclose for filing responses to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated June 11, 2007.  Set forth below is the Company’s response to the Staff’s comment.

Form 10-KSB/A

Comment 1.

Please refer to the caption “Introductory comment – Explanatory Note” included in the Form 10-KSB/A filed on May 23, 2007.  Based on the disclosures appearing under the above caption, please file Form 8-K to provide all applicable disclosures required pursuant to Item 4.02 of the Form 8-K.

Response 1.

As described in the explanatory note included in the Company’s 10-KSB/A filed on May 23, 2007, the Company filed its 10-KSB on May 18, 2007 without the formal, written consent of its current independent certified accountant, Russell Bedford Stefanou Mirchandani LLP (“Russell Bedford”), or its former independent certified accountant, Marcum & Kliegman LLP (“Marcum”).

Prior to filing its 10-KSB, the Company believed Russell Bedford had completed its audit procedures and provided verbal approval authorizing the filing of the Annual Report.

After the Company filed its 10-KSB, in a letter dated May 21, 2007 and received by the Company on May 22, 2007, Russell Bedford requested that the Company file an amended 10-KSB in order to disclose that the Company had not received Russell Bedford’s written consent to include their audit report for the year ended December 31, 2006.  In this letter, Russell Bedford conceded that it provided the Company with verbal authorization to file its Annual Report and that they understood that “the Company has agreed to take immediate and corrective actions concerning the matter, including the filing of an amendment to the 2006 Annual Report,” disclosing the audit report was filed without formal, written consent.  The Company consulted with the Office of Chief Accountant at the SEC on May 22, 2007 and was told the appropriate course of action was to amend with 10-KSB to include explanatory language and to label the financials as unaudited.

Trombly Business Law 1320 Centre Street, Suite 202 Newton, MA 02459 Telephone (617) 243-0060 Facsimile (617) 243-0066

On May 23, 2007, the Company filed an amendment to its Annual Report for the period ended December 31, 2006 in order to comply with Russell Bedford’s request and to inform its shareholders of the status of the review of its financials for the period ended December 31, 2006.  The Company added explanatory language at the beginning of the 10-KSB and in the accounting notes to the financials.  The Company also amended the language in the 10-KSB to clarify that the financials were unaudited.

While the letter provided by Russell Bedford addressed the understanding that an amendment would be filed to the 10-KSB, this letter did not state that disclosure should be made to “prevent future reliance on a previously issued audit report or completed interim review related to previously issued financial statements” as set forth in Item 4.02 of Form 8-K. Russell Bedford did not state a reason for its delay in providing the report.

The Company believes that, pursuant to Instruction B (3) to the Form 8-K, the Company does not have a reporting obligation to repeat the information it previously reported on its amended 10-KSB on a Form 8-K and therefore a report on Form 8-K would not have been required at that time.

Comment 2.

Item 4.02(c) of Form 8-K requires that you provide your independent accountants with a copy of the disclosure you are making in response to Item 4.02(b) and request that it furnish you with a letter stating whether it agrees with the statements you have made in response to Item 4.02(b).  If your independent accountants do not agree with your disclosure, it should explain why not.  Amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

Response 2.

The Company amended its 10-KSB in response to and in compliance with a written request from Russell Bedford.  The Company complied with Russell Bedford’s request for disclosure and the Company consulted with Russell Bedford prior to filing the amended 10-KSB.  Russell Bedford verbally agreed to the disclosure in the amended 10-KSB however the Company did not receive anything in writing from Russell Bedford other than the initial letter on this matter dated May 21, 2007.  The Company undertakes to solicit such a letter from Russell Bedford and file it on an 8-K.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/  Amy M. Trombly
      Amy M. Trombly

cc: Walker Financial Corporation